UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated January 3, 2011, DryShips Inc. Takes Delivery of its First Newbuilding Drillship the Ocean Rig Corcovado.

Exhibit 1

DRYSHIPS INC. TAKES DELIVERY OF ITS FIRST NEWBUILDING DRILLSHIP

THE OCEAN RIG CORCOVADO

ATHENS, GREECE—January 3, 2011 - DryShips Inc. (NASDAQ:DRYS) (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that its 78% owned subsidiary Ocean Rig UDW Inc. successfully took delivery of its newbuilding drillship, the Ocean Rig Corcovado.

The Ocean Rig Corcovado is the first to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries. The construction of all vessels is progressing well and according to schedule. The vessels are sixth generation advanced capability ultra-deep water drillships, each with a drilling capability of 10,000 feet.

The naming ceremony of the first two vessels, Ocean Rig Corcovado and Ocean Rig Olympia, was successfully held in December 2010, at Samsung shipyard.

George Economou, Chairman and Chief Executive Officer of DryShips commented:

“The delivery of our first newbuilding drillship represents a new milestone in the realization of our business strategy in the ultra deep water drilling sector. With Ocean Rig UDW’s successful private placement offering we have positioned Ocean Rig to be a pure play in the ultra deepwater drilling sector with contracts and a balance sheet that is self-sustaining.

“By the end of 2011, Ocean Rig, an experienced ultra deep water operator, will have an operational fleet of four state of the art ultra deepwater drillships, plus options to build another four, and two ultra deep water semisubmersible drilling rigs, representing one of the largest ultra deepwater fleets and only pure play entity in the sector.

“The current environment for the ultra deepwater market has improved from the summer low levels we experienced and we believe that rates have turned a corner after bottoming in the third quarter 2010. We believe that the ultra deep water drilling sector has strong fundamentals, as deepwater drilling is the most viable source of new oil supplies. There are positive signs of discovery and long term potential in established and new areas around the world.”

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore ultra deepwater drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 4 ultra deepwater newbuilding drillships, three of which will be delivered to the company during 2011.

DryShips's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: January 3, 2011	By: /s/George Economou
George Economou Chief Executive Officer